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                                                                     EXHIBIT 4.1


         [HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED LETTERHEAD]



CONFIDENTIAL

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B, Edf Comercial Rodrigues
599 Avenida da Praia Grande
Macau

                                                                    8 April 2004

Attention: Mr Lau Pui Hon

Our Ref: MMO CBA 040143

Dear Sirs

BANKING FACILITIES
CUSTOMER NO. 001-198340

With reference to our recent discussions, we are pleased to confirm our agreement to granting you the undermentioned banking facilities. These facilities will be made available on the specific terms and conditions outlined below and upon the satisfactory completion of the security detailed below. These facilities are also subject to review at any time and in any event by 01 APRIL 2005, and subject to our overriding right of withdrawal and repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

Overdraft (OD-101)                                                  HKD5,000,000
Interest on the overdraft facility will be charged on daily balances at 1% per annum below our retail best lending rate, (RBR is currently 5% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your current account.

Import Facilities (IMP)                                             HKD5,000,000
Documentary Credit to your suppliers and Import Loan
Facilities in either HK Dollars or Foreign Currency
(from time to time published by the Bank on the Board
Rates) up to 60 days, less any usance / credit periods granted by your suppliers

within which (IMC)                                                (HKD5,000,000)
Goods under your control and/or Trust Receipts.

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[HSBC LOGO]

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities.

Interest on your HKD import loans will be charged on a daily basis at 1% per annum below our RBR and payable monthly in arrears to the debit of your current account.

Interest on your foreign currency import loans will be charged on a daily basis at the prevailing interest rates, published by us as Trade Finance Rates, subject to fluctuation at our discretion and payable monthly in arrears to the debit of your current account.

Opening Commission on Documentary Credits and Commission in lieu of exchange will be charged as follows:

- For the first USD50,000 or its equivalent                     : 1/16%

- Balance in excess of USD50,000 or its equivalent              : 1/32%

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Security

As security for the foregoing facilities, we require:-

1) HSBC time deposit for HKD5,000,000 (or other currency equivalent with interest accrual) held under lien to us together with security over deposit & letter of set-off.

2) Letter of awareness from Deswell Industries Inc. together with a certified copy of board resolution.

In this connection, we enclose the following for your completion and return:-

-     a letter of set-off

-     a security over deposit form

- a draft letter of awareness together with the suggested wording of board resolution


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[HSBC LOGO]

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

Please note that amounts which are overdue or overlimit (as well as amounts demanded and not paid) in respect of all or any of these facilities will bear interest at such rate charged by us from time to time on unauthorised overdrafts (UOD is currently 5% over our best lending rate which is currently 5.125% per annum, but subject to fluctuation at our discretion). Pastdue interest on loans will on the other hand be charged at 3% over the agreed interest rate.

Payments by the borrower/guarantor shall be made to the Bank without any set-off, counter-claim, withholding or condition of any kind except that if the borrower/guarantor is compelled by law to make such withholding, the sum payable by the borrower/guarantor shall be increased so that the amount actually received by the Bank is the amount it would have received if there had been no withholding.

Please arrange for the AUTHORISED SIGNATORIES OF YOUR COMPANY to initial the foot of all pages and sign at the foot of the last page of the duplicate of this letter. Please also return to us the duplicate of this letter to signify your confirmation as to the correctness of the security to be held, and your understanding and acceptance of the terms and conditions under which these facilities are granted.

An arrangement fee of HKD5,000 is to be charged to the debit of your current account upon receipt of your acceptance to this facility letter.

Article 66 of the Financial System Act of Macau
Section 83 of the Hong Kong Banking Ordinance

Please note that Article 66 of the Financial System Act of Macau and Section 83 of the Hong Kong Banking Ordinance have imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Article 66 and Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

These facilities will remain open for acceptance until the close of business on 29 April 2004 and if not accepted by that date will be deemed to have lapsed.



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[HSBC LOGO]

We look forward to the development of a mutually beneficial and lasting relationship.

Yours faithfully

/s/ [ILLEGIBLE]
Synster H T Lee
Relationship Manager Corporate/Commercial Banking

RC/bt

Encl

We hereby declare that we acknowledge all terms and conditions of the present "facility letter", with all its pages initialled by us, and we hereby declare that the same are expressly accepted and this constitutes our formal agreement for the banking facilities to be granted by "The Hongkong and Shanghai Banking Corporation Limited", in accordance with the abovesaid terms and conditions.

Macau, on

                                             For and on behalf of
                                             JETCROWN INDUSTRIAL
                                             (MACAO COMMERCIAL OFFSHORE) LIMITED
                                             /s/ [ILLEGIBLE]
                                             -----------------------------------
                                                         AUTHORIZED SIGNATURE(S)

Jetcrown Industrial (Macao Commercial Offshore) Limited



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